UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.47/LP 000/COP-M0000000/2025

Jakarta,	December 18 2025

To.
Board of Commissioners of the Indonesian Financial Services Authority Attn. Chief Executive of Capital Market Supervision Gedung Sumitro Djojohadikusumo Jl. Lapangan Banteng Timur No.2-4, Jakarta 10710

Re	:

Signing of the Decree of Separation of Part of the Wholesale Fiber Connectivity Business and Assets by PT Telkom Indonesia (Persero) Tbk into PT Telkom Infrastruktur Indonesia (TIF), which is Phase 1 of the plan to Transfer the Entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF)

Dear Sir/Madam,

In compliance with the Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of Material Information or Facts by Issuers or Public Companies, as lastly amended by Financial Service Authority No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts

Signing of the Decree of Separation of Part of the Wholesale Fiber Connectivity Business and Assets by PT Telkom Indonesia (Persero) Tbk into PT Telkom Infrastruktur Indonesia (TIF), which is Phase 1 of the plan to Transfer the Entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF).

2.	Date	December 18, 2025
3.	Description

On December 18, 2025, the Company signed a Decree of Separation of Part of the Wholesale Fiber Connectivity Business and Assets by PT Telkom Indonesia (Persero) Tbk into PT Telkom Infrastruktur Indonesia (TIF), which is Phase 1 of the plan to transfer the entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF) (“Separation”) as approved by Telkom's Extraordinary General Meeting of Shareholders on December 12, 2025.

Upon completion of the Separation process, Telkom's ownership in TIF will increase in accordance with the value of the separation transaction. Telkom's effective ownership in TIF will increase to 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent) from the previous 99.999995% (ninety-nine point nine nine nine nine nine five percent).

This increase in TIF's capital is expected to take effect on January 1, 2026, after the completion of the application process for approval and notification of changes to TIF's articles of association to the Ministry of Law of the Republic of Indonesia.
4.	The Impact of the Events

After the TIF capital increase takes effect, Telkom's ownership of TIF shares will increase from 99.999995% (ninety-nine point nine nine nine nine nine five percent) to 99.9999997% (ninety-nine point nine nine nine nine nine nine seven percent) and a decrease in PT Multimedia Nusantara's share ownership in TIF from the previous 0.000005% (zero point zero zero zero zero zero five percent) to 0.0000003% (zero point zero zero zero zero zero zero three percent) as a result of the Spin-off transaction.

5.	Others

TIF is a Controlled Company of Telkom with share ownership prior to the completion of the Spin-off transaction of 99.999995% (ninety-nine point nine nine nine nine nine five percent) of the total issued and paid-up capital of TIF.

Thus, we submit this report. Thank you for your attention.

Best Regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary